
RECEIVED
FEB 2 8 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003776

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47682

3-6-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PhoenixLink Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Founders Plaza
(No. and Street)

East Hartford (City) CT (State) 06108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Miller (619)285-6111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Laura Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PhoenixLink Investments, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

PATRICIA O. FLORES
Commission # 1299984
Notary Public - California
San Diego County
My Comm. Expires Apr 7, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of Phoenix Life Insurance Company)
Table of Contents

Page

Report of Independent Accountants 1

Statements of Financial Condition 2

Statements of Operation 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements .... 6 - 7

Additional Information:

Schedule I - Computation of Net Capital Under Rule 15c3-1 8

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 .... 9 - 10



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To Board of Directors and Stockholder of
PHOENIXLINK Investments inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of PHOENIXLINK Investments inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2001) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 25, 2002

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of
Phoenix Life Insurance Company)
Statements of Financial Condition

	As of December 31,	
	2001	2000
Assets		
Cash	$ 35,000	$ 35,000
Total assets	$ 35,000	$ 35,000
Stockholder's Equity		
Common stock, no par value, 20,000 shares authorized, 5,000 shares issued and outstanding	$ 35,000	$ 35,000
Total stockholder's equity	$ 35,000	$ 35,000

The accompanying notes are an integral part of these financial statements.

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of Phoenix Life Insurance Company)
Statements of Operations

	For the Years Ended December 31,	
	2001	2000
Net Income	$ -	$ -

The accompanying notes are an integral part of these financial statements.

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of
Phoenix Life Insurance Company)
Statements of Changes in Stockholder's Equity

	For the Years Ended December 31,	
	2001	2000
Stockholder's equity, beginning of year	$ 35,000	$ 35,000
Stockholder's equity, end of year	$ 35,000	$ 35,000

The accompanying notes are an integral part of these financial statements.

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of
Phoenix Life Insurance Company)
Statements of Cash Flows

	For the Years Ended December 31, 2001	2000
Cash, beginning of year	$ 35,000	$ 35,000
Cash, end of year	$ 35,000	$ 35,000

The accompanying notes are an integral part of these financial statements.

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of
Phoenix Life Insurance Company)
Notes to Financial Statements

1. Description of Business

PHOENIXLINK Investments inc. (PHOENIXLINK) is a broker/dealer registered with the Securities and Exchange Commission and incorporated under the laws of the state of Connecticut. PHOENIXLINK is an indirect wholly-owned subsidiary of Phoenix Life Insurance Company (PLIC), (formerly Phoenix Home Life Mutual Insurance Company). PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publically traded company. On June 25, 2001, Phoenix Home Life Mutual Insurance Company converted from a mutual life insurance company to a stock life insurance company and changed its name to PLIC.

There has been no activity within PHOENIXLINK for the years ended December 31, 2001 and 2000.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Intercompany service agreement

In accordance with an intercompany service agreement, expenses incurred by PHOENIXLINK are paid by PLIC, which amounted to $5,868 and $7,600 in 2001 and 2000, respectively.

3. Capital and Reserve Requirement Information

As a broker/dealer registered with the Securities and Exchange Commission, PHOENIXLINK is subject to certain rules regarding minimum net capital. PHOENIXLINK operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and resultant ratios for PHOENIXLINK at December 31, 2001 are as follows:

Aggregate indebtedness	$ -
Net capital	35,000
Ratio of aggregate indebtedness to net capital	0 to 1

PHOENIXLINK's minimum required capital, based on its aggregate indebtedness, is $5,000 at December 31, 2001.

The operations of PHOENIXLINK do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PHOENIXLINK is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(1) of such rule.

PHOENIXLINK Investments inc.
(an indirect wholly-owned subsidiary of
Phoenix Life Insurance Company)
Computation of Net Capital Under Rule 15c3-1 at December 31, 2001

Additional Information
Schedule I

Net capital	
Total stockholder's equity, allowable for purposes of net capital computation	$ 35,000
Aggregate indebtedness	$ -
Minimum net capital required to be maintained	$ 5,000
Net capital in excess of minimum requirements ($35,000 - $5,000)	$ 30,000
Ratio of aggregate indebtedness to net capital	0 to 1

There are no material differences between the amounts presented above and the amounts as reported in PHOENIXLINK's unaudited FOCUS report as of December 31, 2001.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder
of PHOENIXLINK Investments inc.:

In planning and performing our audit of the financial statements and supplemental schedule of PHOENIXLINK Investments inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 25, 2002


SEC MAIL PROCESSING
RECEIVED
2 6 2002
WASH. D.C.
362
SECTION

PHOENIXLINK Investments inc.

(an indirect wholly-owned subsidiary of Phoenix Life Insurance Company)
Financial Statements with Additional Information
December 31, 2001